SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2005

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7719 to US$1.0)
  3G wireless data card launched in June 2005
  Solid 2G business performance
  7% rise in subscribers
  PCCW majority acquisition of SUNDAY in June 2005

RESULTS

The Directors of SUNDAY Communications Limited ("the Company") are pleased to present the consolidated profit and loss account for the six months ended 30th June 2005 and the consolidated balance sheet as at 30th June 2005 of the Company and its subsidiaries ("the Group"), all of which are unaudited and condensed.

Condensed Consolidated Profit and Loss Account
			Unaudited
			Six months ended 30th June
		2005	2005	2004
	Notes	US$'000	HK$'000	HK$'000
				(restated)

Mobile services		63,171	490,956	521,034
Sales of mobile phones and accessories		9,020	70,107	53,953
Turnover	3	72,191	561,063	574,987
Cost of inventories sold and services
provided	4	(24,022)	(186,696)	(164,023)
Gross profit		48,169	374,367	410,964
Other revenues		220	1,711	1,728
Network costs	4	(19,948)	(155,036)	(124,222)
Depreciation	4	(14,270)	(110,905)	(116,558)
Rent and related costs	4	(2,711)	(21,073)	(18,965)
Salaries and related costs		(7,822)	(60,793)	(68,217)
Advertising, promotion and other
selling costs		(6,643)	(51,628)	(39,209)
Other operating costs	4	(3,372)	(26,207)	(13,602)
(Loss)/Profit from operations	3	(6,377)	(49,564)	31,919
Interest income		40	311	210
Finance costs		(1,616)	(12,560)	(14,548)
Share of loss from a joint venture		-	-	(256)
(Loss)/Profit attributable to equity
holders for the period		(7,953)	(61,813)	17,325
(Loss)/Earnings per share
(basic and diluted)	7	(0.27 cents)	(2.07 cents)	0.58 cents

Condensed Consolidated Balance Sheet

		Unaudited	Unaudited	Audited
		30th June	30th June	31st December
		2005	2005	2004
	Note	US$'000	HK$'000	HK$'000
				(restated)

Non-current assets
Fixed assets		189,998	1,476,646	1,235,222
Prepayment of 3G licence fees		2,144	16,667	41,667
Restricted cash deposits		105	808	1,130
		192,247	1,494,121	1,278,019
Current assets
Inventories		1,666	12,947	13,868
Trade receivables		9,745	75,737	73,665
Prepayment of 3G licence fees		6,433	50,000	50,000
Deposits, prepayments and other
receivables		15,892	123,512	108,831
Bank balances and cash		14,440	112,223	114,565
		48,176	374,419	360,929
Current liabilities
Trade payables		8,708	67,673	60,227
Other payables and accrued charges		29,697	230,803	205,841
Subscriptions received in advance		8,505	66,099	68,847
Current portion of obligations
under finance leases		117	913	-
		47,027	365,488	334,915
Net current assets		1,149	8,931	26,014
		193,396	1,503,052	1,304,033
Financed by:
Share capital		38,472	299,000	299,000
Reserves		43,800	340,411	402,224
Shareholders' equity		82,272	639,411	701,224
Long-term liabilities
Long-term loans		109,403	850,267	592,740
Obligations under finance leases		211	1,641	-
Asset retirement obligations	1(b)	1,241	9,643	9,130
Subscriptions received in advance		269	2,090	939
		111,124	863,641	602,809
		193,396	1,503,052	1,304,033

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These interim accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods commencing on or after 1st January 2005.

These interim accounts have been prepared in accordance with the HKFRSs and interpretations issued by HKICPA and effective as at the time of preparing the interim accounts. The HKFRSs and interpretations that will be applicable at 31st December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim accounts.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 1(b) below.

(b) Changes in accounting policies

(i) Effect of adopting new HKFRSs

In 2005, the Group adopted the HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required to conform with the current period's presentation.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employees Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payments

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 34, 36, 37, 38, 39 and HKFRS 2 did not result in substantial changes to the Group's accounting policies. In summary:

  HKAS 1 has affected certain presentation in the balance sheet, profit and loss account and statement of changes in equity.

  HKASs 2, 7, 8, 10, 12, 14, 17, 18, 19, 23, 27, 31, 32, 33, 34, 36, 37, 38, 39 and HKFRS 2 had no material effect on the Group's policies.

  HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity accounts.

  HKAS 24 has affected the identification of related parties and certain other related-party disclosures.

The adoption of HKAS 16 has resulted in a change in accounting policy relating to recognition of fixed assets and liabilities subject to retirement obligations at fair value.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

  HKAS 39 which recognises all derivatives at fair value on the balance sheet on 1st January 2005 and adjusts the balance to retained earnings as at 1st January 2005.

  HKFRS 2 which requires retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st January 2005.

The effect of changes in the accounting policy on loss attributable to equity holders of the Company and the loss per share are stated below.
			For the
	For the six months ended		year ended
	30th June	30th June	31st December
	2005	2004	2004
	HK$'000	HK$'000	HK$'000
Increase in loss attributable to equity
holders	1,260	1,112	2,224

Increase in loss per share (basic and
diluted)	0.042 cents	0.037 cents	0.074 cents

(ii) New accounting policies

The accounting policies used for the interim accounts for the six months ended 30th June 2005 are the same as those set out in note 3 to the 2004 annual accounts except for the following:

(i) Foreign currency translation

(a) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollar, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(1) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(3) all resulting exchange differences are recognised in the profit and loss account as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in a foreign entity, and of borrowings are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

(ii) Fixed assets

The assets' residual values and useful lives are reviewed and adjusted, if applicable, at each balance sheet date.

(iii) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

(iv) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost and any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

(c) Convenience translation

The condensed consolidated profit and loss account and condensed consolidated cash flow statement for the period ended 30th June 2005, and the condensed consolidated balance sheet as at 30th June 2005 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7719 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Major areas where critical estimates and assumptions are applied include those related to useful lives of plant and equipment, asset retirement obligations and deferred tax.

(a) Useful lives of plant and equipment

The plant and equipment used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. Management also regularly reviews whether there are any indications of impairment and will recognise an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, management assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgements are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and average revenue per subscriber.

(b) Asset retirement obligations

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's historical weighted average cost of capital.

(c) Deferred tax

The Group provides for deferred taxation in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are only recognised to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary differences arising from depreciation on fixed assets except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

3. SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

		Six months ended 30th June 2005
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	490,956	70,107	561,063

Loss from operations	(23,436)	(26,128)	(49,564)

Interest income			311
Finance costs			(12,560)
Share of loss from a joint venture			-
Loss attributable to the equity holders for the
period			(61,813)

		Six months ended
		30th June 2004 (restated)
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	521,034	53,953	574,987

Profit/(Loss) from operations	61,375	(29,456)	31,919

Interest income			210
Finance costs			(14,548)
Share of loss from a joint venture			(256)
Profit attributable to the equity holders for the
period			17,325

4. EXPENSES BY NATURE

	Six months ended 30th June
	2005	2004
	HK$'000	HK$'000
		(restated)

Cost of inventories sold	81,437	66,999
Depreciation:
- owned fixed assets	110,651	116,558
- leased fixed assets	254	-
Loss on disposal of fixed assets	71	140
Operating leases in respect of:
- buildings, including transmission sites	109,811	91,960
- leased lines	39,900	29,676

During the six months ended 30th June 2005, the Group incurred HK$83,158,000 (2004: HK$13,076,000) of operating expenses in relation to the development of its 3G business after capitalisation of costs of HK$21,015,000 (2004: HK$10,513,000) into fixed assets, which has been included in the Group's results before arriving at the (loss)/profit from operations.

5. TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group has no assessable profit for the six months ended 30th June 2005 (2004: Nil).

6. INTERIM DIVIDENDS

The Directors of the Company do not recommend the payment of an interim dividend for the six months ended 30th June 2005 (2004: Nil).

7. (LOSS)/EARNINGS PER SHARE

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the Group's loss attributable to equity holders for the period of HK$61,813,000 (2004: profit of HK$17,325,000) and the 2,990,000,000 shares (2004: 2,990,000,000 shares) in issue during the period.

(b) Diluted (loss)/earnings per share

There are no dilutive effects upon exercise of the share options on the (loss)/earnings per share for the six-month periods ended 30th June 2005 and 2004 since the exercise prices for the share options were above the average fair value of the shares.

8. SUBSEQUENT EVENTS

(i) On 8th July 2005, a composite offer document in relation to the mandatory unconditional cash offer (the "Offer") made by PCCW Mobile was issued jointly by PCCW Mobile and the Company to all shareholders of the Company. On 29th July 2005, being the first closing date of the Offer, the interest of PCCW Mobile in the shares of the Company increased to 77.10%. The Offer has been extended and will remain open for acceptance until further notice.

(ii) On 8th July 2005, Mandarin gave a written notice to Huawei Tech. of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on 29th July 2005, and to cancel any available facilities under the Facility Agreement, pursuant to confirmation from PCCW of its in-principle agreement to provide the necessary financial resources (on normal commercial terms or better) to the Group.

On 27th July 2005, PCCW HKT Limited, a wholly-owned subsidiary of PCCW, and the Group entered into a long-term Inter-Company Facility, pursuant to which PCCW HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at 29th July 2005.

On 29th July, 2005, the Group fully repaid all the outstanding principal amounts, interest accrued, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 and cancelled the whole of the remaining available facilities under the Facility Agreement.

Prior to 29th July 2005, PCCW arranged with a bank to provide performance bonds in an aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement.

MANAGEMENT DISCUSSION AND ANALYSIS

SUNDAY results for the period ended 30th June 2005 reflect the Group's commitment to invest significantly to launch 3G services in an intensely competitive market, while continuing to improve the quality and efficiency of its existing operations. The Group's 2G business continued to perform well while the 3G investment resulted in a net loss for the reporting period.

Following PCCW's purchase of a majority interest in SUNDAY on 22nd June 2005, the Group is well positioned to become a leader in the global trend of fixed-mobile convergence in which the fixed and mobile markets will gradually become one.

RESULTS

The Group continued to achieve subscriber growth during the first half of 2005. As at 30th June 2005, the total number of subscribers increased by 43,000, or 7%, to 702,000, including growth of 11,000 post-paid subscribers, as compared with 30th June 2004. However, the market remained highly competitive, offering substantial price promotions and heavy handset subsidies during the period. As a result, both the mobile service revenues of HK$491 million and the average revenue per user for the first six months in 2005 fell by about 6% as compared with first half of 2004.

The Group remained highly efficient and continued to be successful in controlling its operating costs; 2G operating expenses decreased by a further 8% to HK$232 million as compared with the corresponding period in 2004. However, as a result of the 3G network roll-out, the 3G expenses increased from HK$13 million in the first half of 2004 to HK$83 million in the first six months in 2005. As a result, SUNDAY recorded a 19% increase in total operating expenses and a net loss of HK$62 million.

Excluding the 3G related operating expenses, the results for operations during the first half of 2005 are set out as follows:
	Six months ended
	30th June 2005			30th June 2004
		3G	2G		3G	2G
	Group	business	business	Group	business	business
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

Operating expenses
(excluding
depreciation)	315	83	232	265	13	252

EBITDA	61	(83)	144	148	(13)	161

Net (loss)/profit	(62)	(85)	23	17	(13)	30

PROGRESS IN OPERATIONS

The market environment remained highly competitive during the first half of 2005. The general industry-wide trend of increasing voice traffic but declining ARPU continued, and ARPU had fallen by an average of over 13% during the first half of 2005 for post-paid services while, during the same period, average time offered increased by 12%. While the face value of stored value cards for pre-paid services remained relatively stable, operators focused on offering significant additional airtime minutes with an average increase of 55% during the first half of 2005. In addition, during the period, many operators also offered heavy handset subsidies for both acquisition and retention purposes.

The Group continued to focus on improving its network and service quality while maintaining its competitiveness in the current price-driven market. Despite the competitive environment, SUNDAY's sustained efforts in quality improvement and customer retention initiatives have been generating significant results. The Group's dedication to quality enhancement across the company was recognised in the first half with 15 service awards, including recognition from the Customer Relationship Excellence Awards, the Customer Service Quality Standard Certificate from the Asia Pacific Customer Service Consortium, the Distinguished Sales Awards from the Hong Kong Management Association, and the Guangzhou Call Centre Awards from South China Daily. As a result of these efforts, the average churn rate over the six-month period in 2005 was 3.6% which, despite increased competition, was the same as that of first half of last year and was better than the 4.1% churn rate observed in the second half of 2004.

For the first half of 2005, overall operating expenses increased by HK$50 million, or 19%, compared to the first half of 2004, to HK$315 million, mainly attributable to the increased 3G expenses resulting from the roll-out of the network. SUNDAY continued to achieve incremental cost savings in a number of areas. Excluding 3G related expenses, 2G operating expenses decreased by 8% or HK$20 million. Earnings before interest, tax, amortisation and depreciation (EBITDA) for the 2G operations amounted to HK$144 million, while total EBITDA decreased by 59% to HK$61 million when 3G expenses of HK$83 million for the half year are included.

STRONG GROWTH IN DATA SERVICES REVENUE

SUNDAY's efforts in the half allowed the Group to post another strong increase in data services revenues, which rose by 22% over the corresponding period last year to account for about 10% of total mobile service revenues. This growth is particularly encouraging as it points to the marked shift towards more data services as 3G technology garners mainstream adoption.

PCCW INTEGRATION

PCCW's majority acquisition of SUNDAY is a major step towards what the Group believes is the future of the telecommunications industry in which fixed-mobile convergence will offer consumers an array of choice in communications, information and entertainment services.

To ensure the smoothest possible integration of SUNDAY and PCCW, an Integration Committee was formed with subcommittees focusing on key functions including Sales & Marketing, Technology, Human Resources, Finance, Legal, and IT. SUNDAY's senior management team and staff have remained intact during the integration process, while synergies and benefits are already being developed.

The Integration Committee quickly focused on immediate opportunities that the new combined entity could generate. Cross-selling cooperation between SUNDAY and PCCW is the first step to capture future business growth by offering greater choice and convenience to customers. Cross-selling both companies' services went into immediate effect in retail shops, direct sales and telesales, with further channels under consideration.

The Integration Committee is also focusing on the substantial operating synergies which can be achieved in various areas including operating retail shops, back office administration, call centres and corporate overhead.

LIQUIDITY AND FINANCIAL RESOURCES

The Group recorded a net cash inflow of HK$62 million from operating activities during the six months ended 30th June 2005, compared with a net cash inflow of HK$88 million for the corresponding period of 2004. The decrease was mainly attributable to the decrease in revenues. During the period, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the drawdown of long-term loan facilities provided by Huawei Tech. Investment Co., Limited ("Huawei Tech."). Capital expenditure incurred during the period in respect of enhancement of the 2G/2.5G mobile network amounted to HK$39 million. Capital expenditure incurred for 3G roll-out amounted to HK$313 million, including HK$25 million of capitalised 3G licence fees.

As at 30th June 2005, the Group had total long-term loans (before deferred charges) of HK$860 million, and cash reserves of HK$113 million, and the net debt to equity ratio increased to 117% as at 30th June 2005 from 53% as at 30th June 2004.

On 8th July 2005, the Company notified Huawei Tech. that the Group had obtained the in-principle agreement by PCCW to provide the necessary financial resources to enable it to prepay the outstanding principal and accrued interest under the long-term loan facilities provided by Huawei Tech., to cancel any available remaining facilities and, to arrange new performance bonds to replace the bonds arranged by Huawei Tech. The financial resources would be provided by PCCW (directly or through one of its subsidiaries) to the Group at normal commercial rates or better. On 29th July 2005, the Group repaid the outstanding loans and performance bonds and cancelled the whole of the available facilities provided by Huawei Tech. by drawing down long-term loan facilities provided by PCCW.

FOREIGN EXCHANGE EXPOSURE

Substantially all the Group's revenues, expenses, assets and liabilities are denominated in Hong Kong dollars. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (SDR) and the net SDR-denominated payables were insignificant as at 30th June 2005. The Group does not anticipate significant foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will continue to monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

EMPLOYEES AND SHARE OPTION SCHEMES

The Group employed 802 full-time employees as at 30th June 2005, of which 523 employees were in Hong Kong and 279 employees were in Shenzhen. Total salaries and related costs incurred during the six months ended 30th June 2005 amounted to HK$61 million, which was 11% less than that incurred during the corresponding period of 2004. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the six months ended 30th June 2005.

APPRECIATION

The Group would like to thank its fellow directors and all employees for their hard work and commitment to the Group. The Group also thanks its shareholders, suppliers, bankers and advisers for their continued support of SUNDAY. The Group also would like to thank its recently retired members of the Board for their years of contribution to the Group.

CORPORATE GOVERNANCE PRACTICES

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

The Company has complied throughout the six months ended 30th June 2005 with the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

The terms of reference of the Audit Committee were modified in March 2005 to incorporate certain provisions set out in the Code. The Remuneration Committee was restructured in March 2005 to have a majority of its members independent Non-executive Directors and its written terms of reference were adopted to comply with the Code. The Securities Dealing Code of the Company complies with The Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in the Listing Rules. The Company confirmed that the Directors have complied with the required standards set out in the Model Code and the Securities Dealing Code.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee re-assesses the Audit Committee Charter on annual basis. The committee comprises three independent Non-executive Directors. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters.

During the period under review, the committee met regularly with the external auditors and the Group's internal audit personnel and management, approved the nature and scope of both statutory and internal audits for the year, considered and approved the accounts and reviewed the adequacy and effectiveness of the accounting and financial controls of the Group. The committee also followed up with management regularly on the management actions arising from the audits.

The committee has reviewed the condensed interim accounts and this interim report, and was satisfied that the accounting policies of the Group are in accordance with current best practices in Hong Kong and the United States. This interim report has not been audited but has been reviewed by the Company's external auditors.

COMMUNITY ENGAGEMENT

SUNDAY takes great pride in enhancing the lives of people in the community, particularly those in need. During the first half of 2005, SUNDAY continued its active community engagement by supporting charitable and sponsorship activities with a focus on youth and sports. We were also active participants in a number of environmental protection and awareness initiatives, including fundraising activities in support of the South Asia Earthquake and Tsunami victims.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30th June 2005, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.
By Order of the Board
Raymond Wai Man Mak
Company Secretary

Hong Kong, 18th August 2005

As at the date of this announcement, the Board comprises:
Executive Directors:	Non-executive Director:
Alexander Anthony Arena (Chairman)	Hongqing Zheng
Tom Kee Sun Chan	Independent Non-executive Directors:
Wing Wa Chan	John William Crawford
Ding Man Chow	Henry Michael Pearson Miles
Susanna Hon Hing Hui	Robert John Richard Owen
Marisa Yuen Man Kwok

http://www.sunday.com (please click Investor Relations)
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

The 2005 Interim Report of the Company containing all the information required by the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.